Filed by Merck & Co., Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject company: Rosetta Inpharmatics, Inc.
Commission File No.: 000-30977

ROSETTA - MERCK:

THE WAY FORWARD

Anthony W. Ford-Hutchinson, Ph.D.
Executive Vice President,
Worldwide Basic Research

May 14, 2001

- Rosetta personnel and the Rosetta culture are the key to what you are and what we are acquiring.
- Rosetta Inpharmatics will retain its name and identity and Rosetta job titles will be unchanged.
- Steve Friend will continue to have overall responsibility for Rosetta but will also have important roles and responsibilities in Merck Research Laboratories (MRL).

WHY ROSETTA?

- Genecipher
- Toxicogenomics
- Pathway Analysis
- BINGE and Bioinformatics
- Target Discovery
- Transcription Targets

Rosetta Technology will have a profound impact on the way we discover and develop drugs at Merck.

The Mission of Merck Research Laboratories

Discover & Develop

Breakthrough Medicines

in

Major Areas of

Unmet Medical Need

Merck Research Laboratories

- 2000 R&D Spending - $2.3 Billion
- 1996-2000 R&D Spending @ 12% CAGR
- 8 (9) Basic Research Facilities Worldwide (from today 2 more!)
  - In US
    - Rahway, NJ
    - West Point, PA
    - San Diego, CA
    - (New Facility planned in Boston)

Merck Research Laboratories

- 8 (9) Basic Research Facilities Worldwide (cont.)
  - Ex-US
    - Montreal, Canada
    - Terlings Park,UK
    - Rome, Italy
    - Madrid, Spain
    - (Tsukuba, Japan)

Merck Research Laboratories (MRL)

- 7,769 Employees Worldwide (1734 doctoral)
- Basic Research - 878 PhD-level Scientists
- Global R&D Efforts Covering the Full Spectrum of Human Disease

U.S. Research Sites

- Rahway, NJ
  - Diabetes
  - Obesity
  - Atherosclerosis
  - Rheumatoid Arthritis
  - Osteoarthritis
  - Pain & Inflammation
  - Respiratory Diseases
  - Infectious Diseases
  - Animal Health
- West Point, PA
  - Vaccines
  - Osteoporosis
  - Cardiovascular Research
    - Coagulation & Thrombosis
  - Cancer
  - Virology
  - Neurosciences
- San Diego, CA
  - Neurosciences
    - Psychoses
    - Cognition
    - Anxiety
    - Depression
    - Migraine

EX-US Research Sites

- Montreal, Canada
  - Asthma & Allergies
  - Inflammation
  - Stroke
  - Diabetes
- Tskuba, Japan
  - Cancer
  - Obesity
  - Neurosciences
- Terlings Park, UK
  - Neurosciences
    - Psychoses
    - Cognition
    - Anxiety
    - Depression
    - Migraine
- Rome, Italy
  - Virology
  - Gene Therapy
- Madrid, Spain
  - Natural Products Microbiology

MRL SPENDING 2001 VERSUS 2000

($ Millions)

2001 Plan	$2,800
2000 EA	$2,343

Products Approved 1996-2001

Product	Condition
CRIXIVAN	HIV /AIDS
PROPECIA	Male Pattern Hair Loss
SINGULAIR	Asthma
COSOPT	Glaucoma
AGGRASTAT	Unstable Angina
MAXALT	Migraine
VIOXX	Pain, Osteoarthritis
CANCIDAS	Serious Fungal Infections

DEVELOPMENT CANDIDATES IN PHASE III

- **Etoricoxib** - 2nd generation COX-2 inhibitor
- **Invanz** - Carbapenem, antibiotic (filed 11/00)
- **Ezetimibe monotherapy/coadministration** (Merck-Schering Plough Joint Venture) - Atherosclerosis
- **NK-1 antagonist** - Depression, CIE
- **Claritin and Singulair combination** (Merck-Schering Plough Joint Venture) - Allergic Rhinitis
- **Rotavirus vaccine**

Can I publish?

- In 2000, MRL Scientists published 935 Papers in Peer Reviewed Journals
- In 2000, MRL Scientists filed 217 original Patent Applications
- Promotion for Scientists in MRL is through Peer Review
  - **What** you have published and **where** you have published are key elements for promotion!

Why do we emphasize Publication?

- We want our scientists to be:
  - on the cutting edge in their field
  - connected to the key Opinion Leaders
  - be able to attract more great scientists to MRL
  - or we won't be able to innovate ourselves
  - or recognize innovation in others!


MRL NEEDS YOU